Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Monday November 07, 2022

The +securities the subject of this notification are:

☑ +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDSAF	SWEP EQUITY RIGHTS	11,061	07/11/2022

Refer to next page for full details of the announcement

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

7/11/2022

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

☑ +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

☑ has an existing ASX security code (“existing class”)

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Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

WDSAF : SWEP EQUITY RIGHTS

Date the +securities the subject of this notification were issued

7/11/2022

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

☑ Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

☑ Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Shiva McMahon	Shiva McMahon	11,061

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Equity Rights (ERs) under the Supplementary Woodside Equity Plan (SWEP), each being an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on vesting of ERs. The key terms of the SWEP ERs generally mirror the terms in Woodside’s Annual Report, available here: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-p dfs)/2021-full-year-results/annual-report-2021.pdf?sfvrsn=6572f6c4_8. See remuneration report on pages 69-93 and Note E.2 in the notes to financial statements. However, see below for the applicable cessation of employment treatment.

Any other information the entity wishes to provide about the +securities the subject of this notification

Unless the Board determines otherwise, unvested SWEP ERs will vest on a pro-rata basis in the following circumstances: redundancy, death, termination due to medical illness or incapacity or total and permanent disablement of the participant. For cessation in other circumstances (and other than resignation and termination for cause), Woodside’s CEO (or Committee of the Board, as applicable) has discretion to permit pro-rata vesting.

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Issue details

Number of +securities

11,061

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Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +Securities (Total number of each +class of +securities quoted)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,898,749,771

4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAE : WEP EQUITY RIGHTS	5,285,555

WDSAB : PERFORMANCE RIGHTS	1,490,839

WDSAC : VARIABLE PAY RIGHTS	338,261

WDSAF : SWEP EQUITY RIGHTS	2,622,318

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Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

☑ No

5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

☑ No

5.2b Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

☑ Yes

5.2b. 1 How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

11,061

5.2c Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

☑ No

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